Exhibit 99.22
TELCO
PRESS RELEASE
Telco today executed a €1.3bn loan facility agreement with Intesa Sanpaolo, Mediobanca, Société Générale and Unicredito, which falls due on 31 May 2012 and is guaranteed by a pledge over part of the company’s Telecom Italia shares. Accordingly, in line with the commitments entered into by shareholders described in the press release issued on 22 December 2009, the amount of the bond issue to be subscribed to by all shareholders pro rata to their interests in Telco by 25 March 2010 will be €1.3bn.
Until the bond referred to above has been issued, Telco’s remaining financial requirements in connection with its debt falling due have been covered by a bridge loan granted by shareholders Telefonica, Intesa Sanpaolo and Mediobanca for approx. €0.9bn and by a bank bridge loan granted by Intesa Sanpaolo and Mediobanca for the remaining approx. €0.4bn.
Under the terms of the €1.3bn loan facility agreement, the lending banks have granted Telco’s shareholders a call option over the Telecom Italia shares that may become available to them as a result of a potential enforcement of the pledge. Exercise of this call option is governed by a separate amendment agreement to the existing agreement between shareholders.
Milan, 11 January 2010